Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 2, 2009 - 9:30 A.M. ADT
SAINT JOHN, NEW BRUNSWICK

VOTING RESULTS:
This report on the voting results of the 153rd annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.  Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at (http://www.td.com/investor/2009/proxy.pdf).

The Directors of the Bank recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
William E. Bennett	459,042,352	98.9	5,326,065	1.1
Hugh J. Bolton	448,108,490	96.5	16,259,927	3.5
John L. Bragg	462,455,099	99.6	1,913,318	0.4
W. Edmund Clark	462,598,071	99.6	1,770,346	0.4
Wendy K. Dobson	461,813,985	99.4	2,554,432	0.6
Donna M. Hayes	462,456,840	99.6	1,911,577	0.4
Henry H. Ketcham	459,965,970	99.1	4,402,447	0.9
Pierre H. Lessard	461,019,954	99.3	3,348,463	0.7
Brian M. Levitt	462,528,106	99.6	1,840,311	0.4
Harold H. MacKay	462,548,991	99.6	1,819,426	0.4
Irene R. Miller	461,749,909	99.4	2,618,508	0.6
Nadir H. Mohamed	461,560,097	99.4	2,808,320	0.6
Roger Phillips	461,591,190	99.4	2,777,227	0.6
Wilbur J. Prezzano	459,675,743	99.0	4,692,674	1.0
William J. Ryan	462,382,620	99.6	1,985,797	0.4
Helen K. Sinclair	461,318,175	99.3	3,050,242	0.7
John M. Thompson	461,513,842	99.4	2,854,575	0.6

2.	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
462,254,012	99.6	2,088,649	0.4

The Directors of the Bank recommended that Shareholders vote AGAINST matters 3 - 7 below:

3.
Shareholder Proposal B - Fundamental review of executive compensation.  The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable.  This review should lead to new policies to place before the shareholders for approval in one year’s time.

Votes For	% Votes For	Votes Against	% Votes Against
30,468,821	6.9	414,111,447	93.1

4.
Shareholder Proposal C - Short-selling to be thoroughly reviewed.  The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling.  If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.

Votes For	% Votes For	Votes Against	% Votes Against
10,730,237	2.4	433,847,105	97.6

5.
Shareholder Proposal D - Director recruitment policies to be reviewed.  The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.

Votes For	% Votes For	Votes Against	% Votes Against
11,919,334	2.7	432,644,613	97.3

6.
Shareholder Proposal E - Limit the number of tenures.  It is proposed that the board of directors adopt a governance rule limiting the number of boards on which any of its directors may sit to four (4).

Votes For	% Votes For	Votes Against	% Votes Against
35,053,737	7.9	409,524,946	92.1

7.
Shareholder Proposal G - Women on Boards of Directors.  Considering that there is currently among both men and women a pool of important and diversified skills and experience necessary to fulfill the profiles required of directors of corporations, it is proposed that the board of directors adopt a policy that requires that 50% of the new applicants proposed as members of the board be women until gender parity is reached.

Votes For	% Votes For	Votes Against	% Votes Against
22,745,720	5.1	421,848,656	94.9

Proposal A and F were not presented at the meeting because they were withdrawn before the meeting.  Accordingly, no vote was held or recorded for these items.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by Email at tdshinfo@td.com.